Harbin Electric, Inc.

No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

June 3, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated May 5, 2011 relating to its annual report on Form 10-K referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments until June 10, 2011.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Tianfu Yang

Tianfu Yang
Chairman and Chief Executive Officer

cc:	Angela Dowd
Loeb & Loeb LLP